LCS Golf, Inc.
                               24 East 12th Street
                            New York, New York 10003




November 29, 1999

Attention:  Richard K. Wulff
United States Securities and Exchange Commission
Washington, DC 20549

Re:  LCS Golf, Inc.   SEC File #0-27519

Dear Mr. Wulff:

         I hereby request that you withdraw the Form 10-SB Filed on October 1, 1999 for LCS Golf, Inc.


                                               Sincerely,


                                               /s/ Dr. Michael D. Mitchell
                                               ---------------------------
                                               Dr. Michael D. Mitchell